ENEL AND ACCIONA ASK THE CNE THE AUTHORIZATION TO RUN THE CONTROL OVER ENDESA

Rome, 3 May 2007 - Enel and Acciona today submitted to the Spanish CNE (Comision Nacional de Energia) the request for the authorization to acquire the shares in Endesa which arise from the settlement of the takeover bid.

Enel and Acciona also asked the CNE the authorization to execute the joint control mechanisms under the terms of the agreement signed by the two companies.

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,157,071,646 (at december 31, 2005) fully paid-in

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